Chapman and Cutler LLP                               111 West Monroe Street
                                                     Chicago, Illinois  60603


                               November 21, 2018




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 7727
             Limited Duration Fixed Income ETF Portfolio, Series 27
                                 (the "Trust")
                      CIK No. 1752382 File No. 333-227890
--------------------------------------------------------------------------------



Dear Mr. Buda:

     We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio

     1. PLEASE PROVIDE AN EXAMPLE OF DURATION AND ADDITIONALLY PLEASE EXPLAIN WHAT IS MEANT BY "MODIFIED DURATION" UNDER THE "PORTFOLIO - OBJECTIVES" SECTION.

      Response: The disclosure will be revised as follows in a definitive filing:

                 The Trust is a unit investment trust which invests in a broad range of ETFs. The ETFs invest in U.S. and foreign fixed-income securities. Under normal circumstances, the Trust will have a weighted average modified duration of four years or less. Modified duration refers to the percentage price change of a security for a given change in yield. The higher the modified duration of a security, the higher its risk. Under normal circumstances, the Trust will invest at least 80% of its assets in ETFs which invest 80% of their assets in fixed-income securities.

                 WHY LIMITED DURATION?

                 We believe that there is potential for interest rates to move higher which makes limited duration fixed-income ETFs attractive because they provide investors with the potential for high current income but with less interest rate sensitivity than longer duration securities. The duration of a bond is a measure of its price sensitivity to interest rate movements based on the weighted average term to maturity of its interest and principal cash flows. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Historically these funds have tended to hold up better in rising interest rate environments than those which invest in longer duration bonds. In addition, periods of rising rates often coincide with improving economic data which has been favorable historically for limited duration securities such as high-yield bonds and convertible securities which are more sensitive to economic growth than to interest rates.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                          Very truly yours,

                                          CHAPMAN AND CUTLER LLP


                                          By  /s/ Daniel J. Fallon
                                              ____________________
                                              Daniel J. Fallon


Enclosures